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CUSIP No 970646 10 5                 13D

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                           Restoration Hardware, Inc.
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                                (Name of Issuer)

                         Common Stock, par value $0.0001
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                         (Title of Class of Securities)

                                    760981100
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                                 (CUSIP Number)

                                Mark J. Schwartz
                            Palladin Capital IX, LLC
                         1 Rockefeller Plaza, 10th Floor
                               New York, NY 10020
                               Tel: (212) 218-6810

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 19, 2001
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             (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Palladin Capital IX, LLC, a Delaware limited liability company ("Palladin")

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                       (b) /X/

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS: AF

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5.   CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E):

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware limited liability company

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                     7.        SOLE VOTING POWER
                               1,398,000*
   NUMBER OF
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     SHARES          8.        SHARED VOTING POWER
                               0
  BENEFICIALLY
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   OWNED BY          9.        SOLE DISPOSITIVE POWER
                               1,398,000
     EACH
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  REPORTING          10.       SHARED DISPOSITIVE POWER

    PERSON

     WITH
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11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,398,000

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12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        / /
          CERTAIN SHARES*

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13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          6.89%

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14.       TYPE OF REPORTING PERSON*
          OO

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     *    This amount includes the 1,398,000 Shares which Palladin is entitled to receive upon conversion of the 2,796 shares of Series A Preferred Stock that it acquired from the Issuer on March 22, 2001 which are immediately convertible into Shares on a five hundred-for-one basis.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  INTRODUCTION

         This Amendment No.1 hereby amends the Schedule 13D (the "Schedule 13D") filed on April 2, 2001 by Palladin Capital IX, LLC., a Delaware limited liability company ("Palladin"), with respect to the beneficial ownership of shares of common stock, par value $.0001 per share (the "Shares"), of Restoration Hardware, Inc., a Delaware corporation (the "Issuer").

         Capitalized terms used and not defined herein have the meanings ascribed to such terms in the Schedule 13D.

         The Items of Schedule 13D set forth below are hereby amended and supplemented as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


         In addition to the shares of the Issuer's Series A Preferred Stock and Series B Preferred Stock reflected in the Schedule 13D, an additional 68 shares of Series A Preferred Stock (including 58 shares reflected as purchased by Reservoir Partners and 10 shares reflected as purchased by Reservoir Master Fund in the Reservoir 13D) and 82 shares of Series B Preferred Stock (including 70 shares reflected as purchased by Reservoir Partners and 12 shares reflected as purchased by Reservoir Master Fund in the Reservoir 13D) were purchased from the Issuer by an affiliate of the Reservoir Investors on behalf of Palladin on March 22, 2001. On April 19, 2001, these shares of Series A Preferred Stock and
Series B Preferred Stock were transferred to Palladin, with Palladin reimbursing the affiliate of the Reservoir Investors for the original purchase price amount of $150,000. The revised beneficial ownership figure for Palladin is reflected on the cover pages of this filing.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       PALLADIN CAPITAL IX, LLC

DATED:  APRIL 19, 2001                 BY:      PALLADIN INVESTMENTS, LLC
                                                MANAGING MEMBER


                                       BY: /s/ MARK J. SCHWARTZ
                                           ------------------------------
                                       MARK J. SCHWARTZ
                                       TITLE:  MANAGING MEMBER